FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34368

CHEMSPEC INTERNATIONAL LIMITED

No. 200, Wu Wei Road

Shanghai 200331

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Jianhua Yang
Name:	Jianhua Yang
Title:	Chief Executive Officer

Date: August 19, 2011

Exhibit 99.1

CHEMSPEC INTERNATIONAL LIMITED

ANNOUNCES COMPLETION OF MERGER

SHANGHAI, August 19, 2011 — Chemspec International Limited (NYSE: CPC; “Chemspec” or the “Company”, incorporated in the Cayman Islands), a leading China-based contract manufacturer of highly-engineered specialty chemicals, announced today the completion of its acquisition by Halogen Limited, a Cayman Islands company beneficially owned by Dr. Jianhua Yang, chairman of the board of directors and chief executive officer of the Company, Mr. Weinian Qi, a management member of the Company, Mr. Yunlong Yuan, a management member of the Company, and Primavera Capital (Cayman) Fund I L.P. (“Halogen”). As a result of the acquisition, the Company became a wholly owned subsidiary of Halogen.

Under the terms of the agreement and plan of merger, which was adopted by the Company’s shareholders at an extraordinary general meeting held on August 15, 2011, each outstanding ordinary share of the Company (other than shares held by Dr. Jianhua Yang, Mr. Yunlong Yuan or Mr. Weinian Qi or any person controlled by the foregoing, or shares as to which shareholders have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Companies Law) has been cancelled in exchange for the right to receive US$0.1350 in cash without interest and each American Depositary Share, or ADS (each of which represents sixty ordinary shares) (other than ADSs held by Dr. Jianhua Yang, Mr. Yunlong Yuan or Mr. Weinian Qi or any person controlled by the foregoing), represents the right to receive US$8.10 in cash per ADS without interest (less 5 cents per ADS cancellation fees payable by holders of ADSs).

Shareholders of record will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS depositary will pay to the surrendering person $8.10 per ADS in cash without interest (less 5 cents per ADS cancellation fees payable by holders of ADSs).

The Company also announced today that it requested that trading of its ADSs on the NYSE be suspended. The Company requested the NYSE to file Form 25 with the SEC notifying the SEC of the delisting of the ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing Form 15 with the SEC. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements based on estimates and assumptions. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, as amended from time to time. This press release speaks only as of its date, and the Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For further information, please contact:

Chemspec International Ltd.

In Shanghai

Zixin Wang

Tel: +86-21-63638108

Email: ir@chemspec.com.cn

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